December 1, 2010

Via EDGAR
United States Securities and Exchange Commission
Attn: Mr. Larry Spirgel
100 F Street, NE
Washington, D.C. 20549

Re:	Kat Gold Holdings Corp.
Amendment Number 1 to Form 8-K
Filed October 27, 2010
Form 10-Q for the Six Months Ended June 30, 2010
Filed August 12, 2010
File No. 000-53450

Dear Mr. Spirgel:

This letter has been prepared in response to your letter dated November 5, 2010 (the “Comment Letter”) regarding the Amendment No. 1 (“Amendment No. 1”) to the Form 8-K filed by Kat Gold Holdings Corp. (the “Company”) on October 27, 2010. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter and the page references are the same as set forth in the Comment Letter.

Securities and Exchange Commission
Attn: Mr. Larry Spirgel
December 1, 2010
Page 2

Amendment Number 1 to Form 8-K
General

Comment No. 1: We note your response to comment 1 in our letter dated October 6, 2010. We believe, however, that the public statements made by Kat Exploration could constitute an offer of a right to participate in the spin-off of Kat Gold. We further believe that this right should be registered along with the shares to be spun-off. In your response, please tell us why the public statements made by Kat Exploration should not be considered an offer or inducement to participate in the spin-off of Kat Gold.

Response No. 1: We restate part 2 of our prior response to your Comment No. 1; we continue to believe, in short, that the spin-off (the “Spin-Off”) by Kat Exploration, Inc. (the “Parent”) of the shares of common stock of the Company held by it will not involve a transfer of value from the shareholders of the Parent (the “Parent Shareholders”) to the Parent and hence that no offer or sale was or will be made; as a result, neither could there have been a right offered to participate in the Spin-Off.

We note in passing that Rule 135(a)(viii)(A) of the Securities Act refers specifically to a subscription price in its description of what an issuer may state about a proposed rights offering. In this case, there is no price payable by the Parent Shareholders to the Parent or any other form of consideration surrendered by such shareholders. Indeed, Rule 135 permits the making of statements that contain more information than do the press releases issued by the Parent.

You have requested a fact-based analysis to support our position, which is provided below.

The Bulletin
In our prior response letter, we stated that we believed that the first three criteria set forth in Staff Legal Bulletin No. 4 (the “Bulletin”) permitting a spin-off to occur without registration were met, that the fourth was likely met but that the fifth was certainly not, hence the need to register the shares to be spun off. We have not sought to conduct the Spin-Off without registering the shares of common stock of the Company and do not seek to do so now. We do, however, believe that the fourth criterion of the Bulletin merits review for purposes of this response.

The Bulletin explains the view of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) that “When there is a valid business purpose for a spin-off, it is less likely that the parent indirectly will receive value for the spun-off shares through the creation of a market in those securities.” The Staff notes that the Division has recognized certain situations as examples of a valid business purpose in the context of spin-offs, whereas others have not been deemed valid business purposes.

For our purposes, we believe that the first and second examples may be tangentially applicable to the Spin-Off and that the fourth example, regarding doing business with competitors, is inapposite. However, the third example, “enhancing access to financing by allowing the financial community to focus separately on each business” is particularly apt: Upon completion of the Spin-Off, in which the Parent Shareholders will receive shares of common stock of the Company, there will be a significantly more diffuse ownership interest in the Company. The Company has already acquired the Handcamp property, meaning that the market should be able to ascribe a value thereto separate and apart from the Parent’s other properties. We do not believe that any such evaluation, if any, has had an impact given that the Company is at present virtually wholly owned by the Parent; however, we anticipate that the Spin-Off, in distributing the shares of Common Stock among a significantly greater number of shareholders, may serve to elicit interest in such shares by the financial community as well as by the individual Parent Shareholders and the market generally.

The Staff further illustrates certain examples that it does not believe constitute a valid business purpose:

*	creating a market in the spun-off securities without providing adequate information to the shareholders or to the trading markets;

Securities and Exchange Commission
Attn: Mr. Larry Spirgel
December 1, 2010
Page 3

*	the creation of a public market in the shares of a company that has minimal operations or assets; or

*

the creation of a public market in the shares of a company that is a development stage company that has no specific business plan or whose business plan is to engage in a merger or acquisition with an unidentified company.

We believe that the first is inarguably inapplicable to the Spin-Off given that the Company is fully reporting under the Exchange Act. Further, we believe that neither of the other two examples is analogous to the Spin-Off since the Company has both significant operations and a business plan that in no way contemplates engaging in mergers or acquisitions with unnamed entities.

Accordingly, we feel that the Parent’s determination that the Spin-Off will when effectuated constitute a valid business purpose - and consequently that there will be no value accrued to the Parent - is entirely meritorious, notwithstanding the fact that none of the above scenarios is identical to the Spin-Off.

Datronics
The Fourth Circuit of the Court of Appeals (the “Court”) decided SEC v. Datronics Engineer, Inc. (490 F.2d 250 (4th Cir. 1973), cert. denied, 416 U.S. 937 (1974) (“Datronics”), a case brought by the Securities and Exchange Commission (the “Commission”) as the appellant against Datronics Engineers, Inc. (“DEI”), on July 27, 1973. We believe, despite the passage of time, that Datronics remains a leading case in the context of whether spin-offs constitute sales of securities. We have disregarded the aspects relating principally to violations of the anti-fraud provisions of the securities laws as they are wholly inapplicable to the Spin-Off.

In Datronics, the Court found for the Commission, reversing the summary judgment decision rendered by the court of first instance. However, the facts of Datronics bear virtually no resemblance to those surrounding the Spin-Off. While the dissimilarities are numerous, we summarize below those that we believe demonstrate these dissimilarities with greatest clarity.

          1. Valid business purpose. The Court found (Datronics 490 F.2d at 253-55) that DEI had no valid business purpose in conducting its spin-offs (the “DEI Spin-offs”). The Commission has variously found this factor relevant in distinguishing Datronics. See, e.g., the No Action Letter relating to Kingfisher plc, 2003 WL 21005587 at *7 (SEC Apr. 25, 2003) (hereafter, “Kingfisher”).

In contrast to the facts of Datronics, as discussed in the review of the Bulletin, we firmly believe that the Parent has such a purpose. In addition, as noted above, we believe that there is a significant possibility that the Company and its business will receive more attention than it would receive were it to remain a virtually wholly owned subsidiary of the Parent. As such, the Parent has a valid business purpose in conducting the Spin-Off.

          2. Pre-existing agreements. DEI entered into agreements with the principals of the various companies whose shares were to be spun off in the DEI Spin-offs (“Spinnees”). The terms of these agreements included, but were not limited to, the following: (i) the creation of new subsidiaries and subsequent mergers of these entities with the Spinnees; (ii) the retention of shares in the Spinnees by their principals; and (iii) the retention of shares in the Spinnees by DEI (Datronics 490 F.2d at 253). One judge on the Datronics panel, concurring on reargument, noted the significance of the pre-existing agreement (Datronics 490 F.2d at 256, Widener, J. concurring on reargument).

The Spin-Off does not involve agreements of any kind, nor does it in any other way provide for the occurrence of the events forming parts of the DEI Spin-offs. The Company will not be reorganized and none of its shares will be

Securities and Exchange Commission
Attn: Mr. Larry Spirgel
December 1, 2010
Page 4

retained by either the Parent or the principals of the Parent (other than to the extent that these principals are holders of shares of the Parent, in which case they will participate in the Spin-Off on a pro rata basis, i.e., in proportions identical to the non-affiliated Parent Shareholders). As a result, the Parent will receive no “value” from the creation of a liquid and/or active market in the shares of the Company, were one to develop.

          3. Private companies. All the Spinnees were private companies. The Commission has noted this as an important factor in distinguishing Datronics (see, e.g., Kingfisher, at *8). In contrast, the Company is fully reporting under the Exchange Act and its shares are quoted on the Over-the-Counter Bulletin Board; accordingly, there is publicly available information about the Company.

          4. Corporate Function. In Datronics, the Court noted that the DEI Spin-offs were not incidental to DEI’s corporate function, and in fact the DEI Spin-offs “seemingly constituted the major operation of [DEI] at the time.” This is in no way applicable to the Parent.

          5. No scheme to circumvent registration of shares. At least one judge on the Datronics panel emphasized that the DEI Spin-offs were a device or scheme to create a public market for the shares of the spun off entities without registration as a means to avoid the securities laws (Datronics 490 F.2d at 256, Widener, J. concurring on reargument). The Commission too has characterized the DEC Spinoffs as a scheme or device to create public markets in the securities without registration of the shares. See, e.g., the No Action Letter relating to Chungai Pharmaceutical Co. Ltd., 2002 WL 826918 (SEC Apr. 30, 2002) (distinguishing Datronics).

Here, in contrast to the facts of Datronics, the shares of common stock of the Company will be registered and it is accordingly clear that the Parent had no intention to engage in a scheme to circumvent registration of the shares of common stock of the Company.

All of the above factors figured in the Court’s articulation of its decision in Datronics but none applies to the Spin-Off. In contrast to what the Court found in Datronics, we believe that the Spin-Off in reality does involve no more than a “dividend parceled out to stockholders,” as the Court summarized the conclusion of the lower court that the Commission successfully appealed. As a result, we believe that both Datronics and the Bulletin support our argument that there will be no “value” received by the Parent in the Spin-Off and hence that it does not constitute an offer or inducement to participate therein.

Description of Business, page 6
The Property, page 7

Comment No. 2: We note that you reference your acquisition of 100% Handcamp, a gold property, throughout the Form 8-K. Please revise throughout to clarify specifically what you acquired. If you have yet to acquire any legal rights, as seems to be stated in your response to comment 25 in our letter dated October 5, 2010, please revise throughout to explain and remove all disclosure that states or implies that you have any legal rights to the property. In addition, please explain to us why you included disclosure regarding specific licenses under the heading “Ownership” on page 8.

Response No. 2: Pursuant to the agreement (the “Agreement”) between the Company and Kat Exploration, Inc. (the “Parent”) providing for the purchase of Handcamp, the Company acquired all the assets, properties, rights and goodwill previously possessed by the Parent in and to Handcamp.

As disclosed under the heading “Mineral Rights Acquisition - Province of Newfoundland and Labrador” of Amendment No. 1, acquisition of mineral rights in the province of Newfoundland and Labrador (the “Province”) is by online map staking. The Parent has staked a total of 226 claims to Handcamp. These claims, which form a part of 4 separate exploration licenses, constitute exclusive legal rights to explore for minerals on the Handcamp property and were conveyed by the Parent to the Company pursuant to the Agreement.

Securities and Exchange Commission
Attn: Mr. Larry Spirgel
December 1, 2010
Page 5

If the Company discovers a mineral deposit on the Handcamp property, it would be entitled to convert the license into a mining lease; if a mineral deposit is discovered on the Handcamp property, the Company would effectuate this conversion. However, no such conversion is permitted until a deposit is discovered. Given that the licenses are issued for a minimum of five years, the Company presently has all the rights it could conceivably need for the foreseeable future.

With a few exceptions, notably fossil fuels, exploration licenses and subsequent mining leases grant their owner the exclusive right to minerals found on the property and, subject to regulatory approval and applicable royalties, the owner of the licenses and/or leases would be able to mine and potentially profit from the sale of the minerals.

We have clarified the nature of the Company’s legal rights; please see pp. 7, 8, 18 & 31.

We disclosed the specific licenses in what we interpreted to be your request therefor in your Comment No. 9 of your letter dated October 6, 2010.

Phase II, page 13

Comment No. 3: On page 13 you state that funds raised for the execution of work on the Handcamp property could be redirected to other projects. Please revise your disclosure to indicate that you currently have no other projects.

Response No. 3: We have provided the requested disclosure; please see page 13.

The Business of KATX, page 19

Comment No. 4: Please file the Drilling Contract as an exhibit or confirm that you intend to file it as an exhibit once it has been assigned to you. Also explain why it has not been assigned to you yet.

Response No. 4: We retract the statement regarding the business of KATX insofar as it states that the Drilling Contract relates to work to be performed in the future. The work was completed in August of 2010 as part of what the Form 8-K refers to as Phase I. As a result, there is no contract to be assigned as it has been performed. We confirm that we will file the Drilling Contract as an exhibit should you so request.

Sales and Marketing, page 19

Comment No. 5: We note your response to comment 13 in our letter dated October 6, 2010. However, it is still unclear whether your business plan calls for mining properties yourself, selling off explored properties for others to mine or some combination thereof. Please revise your Business Strategy section on page 18, Sales and Marketing section on page 19 and Plan of Operations section on page 27 to clearly articulate your business plan. If your business plan entails selling off explored properties, discuss the stage in development of a property when you would seek to sell it.

Response No. 5: We deleted the section entitled “Sales and Marketing” in order to avoid repeating substantially identical information. We have provided the requested disclosure; please see pp. 19, 28 & 29.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation, page 27

Comment No. 6: Please revise your Cash Requirements and Liquidity and Capital Resources sections to reconcile with your significant monetary requirements disclosed on pages 13 through 16. Your discussions should touch on both short-term and long-term needs. Given the significant amount of capital necessary to implement the next phases of exploration, please elaborate with respect to your plan to raise funds.

Securities and Exchange Commission
Attn: Mr. Larry Spirgel
December 1, 2010
Page 6

Response No. 6: We have provided the requested disclosure to the best of our present ability; please see pp. 29 & 30.

Plan of Operations, page 27

Comment No. 7: We note your response to our previous comment number 19 in our letter dated October 6, 2010 and are unable to locate the information pertaining to the government grant you have received from the Province of Newfoundland and Labrador. Please advise or revise.

Response No. 7: We have provided more information about the grant received by the Parent from the Province; please see page 18.

Form 10-Q for the Six Months Ended June 30, 2010
Note 1 Summary of Significant Accounting Policies, page 7

Comment No. 8. We note your response to prior comment no. 25 in our letter dated October 6, 2010. As the Company has no legal rights, obligations, claims, contracts or understandings with the Canadian government allowing for the mineral acquisition, exploration and development of the property, it does not appear that the Company obtained or controlled any probable future economic benefit in its transaction with the Handcamp Division. As a result, please revise the disclosure and remove any reference or indication that the Company’s principle asset is “property located in the South Brook area of the province of Newfoundland.” See FASB Concept Statement No. 6.

Response No. 8: We recently filed a Form 10-Q for the fiscal period ended September 30, 2010, in which no reference to “property located in the South Brook area of the province of Newfoundland” is made. However, notwithstanding the lack of clarity of our response to your Comment No. 25, the Company has indeed acquired legal rights to operate its business with respect to Handcamp (as set forth in Response No. 2 above), and hence did in fact obtain the ability to profit from any discoveries of mineral deposits on this property. As a result, we do not believe - and hereby respectfully request your concurrence - that the Form 10-Q for the period ended June 30, 2010 is materially inaccurate.

          In connection with the Company’s filing of the Form 8-K/A and this response to the Comment Letter, the Company acknowledges that:

          (a) The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

          (b) Neither Staff comments or changes to disclosures in response to Staff comments foreclose the Commission from taking action with respect to the filing; and

          (c) The Company may not assert any comments made by the Staff as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Should you have any further comments or questions, please do not hesitate to contact our counsel Henry Nisser at 212-269-1400.

Very truly yours,

KAT GOLD HOLDINGS CORP.

By:	Kenneth Stead

Name:	Kenneth Stead
Title:	Chief Executive Officer